P.E. 2/6/02

201 283

02013872

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 07 2002
WASH. D.C.
354

FORM 6-K

**Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

February 6, 2002

**TALISMAN ENERGY INC.
Commission File No. 1-6665**
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

PROCESSED
FEB 12 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

TALISMAN ENERGY INC. ESTABLISHES A PROGRAM FOR SMALL SHAREHOLDERS TO SELL SHARES WITHOUT COMMISSION

CALGARY, Alberta – February 6, 2002 – Talisman Energy Inc. has established a Small Shareholder Program for registered shareholders and beneficial owners of 99 or fewer of Talisman Energy Inc. common shares as of the Program record date of February 5, 2002. Shareholders who purchased common shares through the Talisman Savings and RRSP Plan and who are also currently employed by Talisman are not eligible to participate in the Program. The voluntary Program enables eligible shareholders to sell their shares without paying a brokerage commission.

The Program begins February 5, 2002 and will expire at 4:00 p.m. Toronto time (EST) on May 6, 2002, unless extended. Information about the Program and participation documents will be mailed to eligible shareholders.

Talisman Energy Inc. has retained Georgeson Shareholder Communications Canada, Inc. to manage the Program. Shareholders should direct any questions regarding the Program to Georgeson Shareholder toll-free number at 1-800-890-1037.

Talisman Energy Inc. is among the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann
Manager, Investor Relations &
Corporate Communications
Phone: 403-237-1196
Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

03/2002

-- This release is available on Talisman's Internet Web Site: *WWW.TALISMAN-ENERGY.COM* --
Talisman Energy Inc. is the managing partner of Talisman Energy Canada, an Alberta partnership

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: February 6, 2002

By
Christine D. Lee
Assistant Corporate Secretary